EXHIBIT 99.1

Endeavour Silver Introduces Portfolio of Exploration Projects in Chile, Reviews Growth Strategies and 2019 Exploration Plans, Hosting Growth Webinar Today, 10 am PT

VANCOUVER, British Columbia, Jan. 31, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) introduces a portfolio of high impact exploration projects in Chile, reviews its historic and current growth strategy to build a bigger, better, more sustainable business and provides details on its exploration programs and budgets for 2019. All currency references herein are in US$.

Introducing Three Exploration Projects in Chile

Over the past six years, Endeavour has acquired and advanced three exploration projects in northern Chile (Aida, Paloma and Cerro Marquez), each of which has excellent potential for large, new discoveries.  The projects cover major alteration systems that can be seen on satellite imagery, yet each project has had no significant previous exploration data due to a historic lack of road access.

Endeavour developed road access to the Aida and Cerro Marquez projects and completed several phases of early stage exploration work to identify high priority targets for drilling.  The newly acquired Paloma project returned encouraging early stage rock sample results to also establish high priority targets from exploration work for drilling this year.

Bradford Cooke, CEO, commented, “In recent years, we diversified our growth strategy to include a portfolio of greenfields projects in Chile that have bulk tonnage potential.  Our exploration group acquired and explored three attractive new projects to delineate high priority targets for drilling this year.  The targets include low sulfidation epithermal silver at Aida, high sulfidation epithermal gold at Paloma and porphyry copper-molybdenum-gold at Cerro Marquez.  We are thrilled to introduce today this new pipeline of growth projects and we look forward to drilling them in the second half of this year.”

Aida – Bulk Tonnage and/or High Grade, “Bolivian Silver Belt” LS Epithermal Silver Project

Location, Access and Infrastructure – located in northern Chile Region II along the Argentina border, at an elevation of 4,600 metres (m) above sea level, approximately 180 kilometres (km) east-southeast of Calama and 60 km southwest of SSR’s Pirquitas mine in northern Argentina, accessible by paved highway 27 and dirt road.  The town of San Pedro de Atacama about 110 km west of Aida has modern infrastructure and a natural gas pipeline follows the highway to within 22 km of the property.

Property Description – total of 7,900 hectares, consisting of 3 older mineral concessions which cover the small, historic Mina Vieja mine, on which Endeavour holds an option to purchase a 100% interest subject to a 2% net smelter return royalty (NSR), surrounded by 30 new mineral concessions staked by Endeavour.  The Company can purchase the 3 historic concessions for $3.2 million payable over 5 years with the final payment due in 2023.  The NSR can be purchased at any time for $2.0 million per concession.

Regional Geology and Target – part of the northwest trending Bolivian silver-lead-zinc-tin belt that runs from eastern Peru south through Bolivia to northern Argentina and Chile.  The target types are bulk tonnage, disseminated/stock-work, and/or high-grade silver vein, low sulphidation epithermal deposits related to rhyolite-dacite domes intruding dacite-andesite volcanics and clastic sediments within a Miocene volcanic caldera (examples include Pirquitas, Chinchillas, Cerro Potosi).

Property Geology and Mineralization – Aida covers a 4 km long x 2 km wide, argillic-phyllic-silicic alteration zone within dacite-andesite tuffs, breccias, flows, siltstones, sandstones and conglomerates intruded by a Miocene rhyo-dacite dome.  Both bulk tonnage and high-grade mineralization is found on the property, in two different areas.  The southwest Manto Target near the Mina Vieja underground mine workings hosts oxide silver-manganese (lead-zinc-antimony-mercury) mineralization in a shallow dipping altered manto within the dacite-andesite volcanics, crosscut and possibly fed by steeply dipping quartz veinlet (silica ledges) and narrow porphyritic rhyolite dikes along altered fault zones.  The northeast Domo Target near the rhyo-dacite dome hosts high level silver (antimony-mercury-arsenic) mineralization cored by the steeply dipping Estrella banded chalcedony vein and related quartz-stibnite vein splays and cross structures that cut the dome.

Rock and Soil Geochemistry – Endeavour collected and analyzed 1,244 rock samples and 1,829 soil samples to define two main targets.  Rock samples from the southwest Manto Target, including Mina Vieja, assayed up to 2,203 gpt silver and soil samples defined a silver-manganese-lead-zinc-antimony anomaly measuring 2.4 km long x 1.6 km wide and possibly much larger as the manto dips below cover rocks to the north.  Rock samples from the northeast Domo target assayed up to 60 silver and soil samples defined a large silver-antimony-arsenic-mercury anomaly measuring 4.0 km x 0.5 km.

2019 Exploration Plans – ground magnetic survey to help define mineralized structures and possible buried intrusions, and possibly 2,500 m of diamond drilling in H2, 2019 subject to re-allocating funds in the exploration budget.

Paloma - Bulk Tonnage and/or High Grade, High Sulfidation Epithermal Gold Project

Location, Access and Infrastructure – located in northern Chile Region II, at an elevation of 5,000 m above sea level, approximately 150 km east-southeast of Calama and 50 km west of Aida, accessible by paved highway 27 and dirt road.  The town of San Pedro de Atacama about 60 km west of Aida has modern infrastructure and a natural gas pipeline follows the highway to within 3 km of Paloma.

Property Description – total of 5,100 hectares, consisting of 8 mineral concessions on which Endeavour holds an option to acquire up to a 70% interest from Compania Minera del Pacifico, S.A. (CMP), a large Chilean iron ore mining company.  The Company can acquire its initial 51% interest by paying $0.75 million and spending $5.0 million over 5 years with the final payment due in 2023, followed by a second option to acquire 70% by completing a PEA and a PFS by 2025.

Regional Geology and Target – part of the northwest trending Maricunga and El Indio gold belt that runs from northern Chile to southern Peru. The target type is bulk tonnage, low to high grade, disseminated/stock-work, breccia/vein, high sulfidation epithermal deposits related to intrusive domes or the tops of porphyry systems intruding andesite-dacite volcanics within a Miocene volcanic caldera (examples include El Indio, Pascua Lama, and Salares Norte).

Property Geology and Mineralization – Paloma covers a 3.5 km long x 2.0 km wide, acid sulfate-vuggy silica-potassic-phyllic-advanced argillic-argillic alteration zone carrying highly anomalous indicator elements over a broad area, including vuggy quartz breccias and gypsum stockwork zones, hosted by bimodal andesite-dacite tuffs, breccias and flows.

Rock and Geochemistry – Endeavour collected and analyzed 33 rock samples to define a high-level indicator element anomaly throughout the alteration zone.  Rock samples returned up to 2.73 ppm mercury, 302 ppm arsenic, 80.4 ppm bismuth, 162 ppm antimony, 112 ppm lead and 27.2 ppm tellurium

2019 Exploration Plans – road building, machine trenching, detailed geological mapping, geochemical soil survey, clay spectral analysis, ground magnetic and IP-resistivity surveys to further define high priority drill targets, followed by 2,500 m of diamond drilling in H2, 2019.

Cerro Marquez - Bulk Tonnage, Porphyry Copper (Gold-Molybdenum) Project

Location, Access and Infrastructure – located in northern Chile Region XV within 90 km of the Peru border, at an elevation of 4,200 m above sea level, approximately 100 km east of Arica, accessible by paved highway A31 and dirt road.  The town of Ticnamar lies about 15 km north of Cerro Marquez and has basic infrastructure and electrical grid power.

Property Description – total of 7,800 hectares, consisting of seven older mineral concessions, on which Endeavour holds an option to purchase a 100% interest subject to a 2% NSR, and 20 new mineral concessions staked by Endeavour.  The Company can acquire the 7 historic concessions by spending $1.53 million on exploration and paying $2.5 million over 4 years with the final payment due in 2020.  Each 1% NSR can be purchased for $1.25 million.

Regional Geology and Target – part of the porphyry copper belt that runs from central Chile into southern Peru.  Home to some of the largest copper deposits and mines in the world, the target type is bulk tonnage, disseminated/stock-work, porphyry copper (gold-silver-molybdenum) deposits related to granodiorite porphyry intrusions cutting andesite-dacite volcanics within volcanic calderas (examples include Chuquicamata, Escondida, and El Teniente).

Property Geology and Mineralization – Cerro Marquez covers a 6.5 km long x 3.0 km wide, advanced argillic-argillic-phyllic-silicic alteration zone within bimodal dacite-andesite tuffs, breccias, and flows.  Spectral clay analysis outlined a 1.5 km long x 0.8 km wide core zone of higher temperature sericite-pyrophyllite-dickite surrounded by a peripheral zone of lower temperature montmorillonite-kaolinite-alunite-jarosite.  Rare copper oxides, chalcopyrite and digenite are found on surface at the main geochemical anomaly. D-type quartz pyrite stockworks and semi-massive pyrite zones outcrop down in a small canyon cutting the main alteration zone.  Dating of the porphyry system returned 10.0 million years on the intrusion, 9.6 million years on the alteration and 9.2 million years on mineralization, very similar to the age of El Teniente and La Alumbrera.

Rock and Soil Geochemistry – Endeavour collected and analyzed 150 rock samples and 1,091 soil samples to define two targets.  Rock samples assayed up to 425 ppm copper, 320 ppm molybdenum and 50 ppb gold.  Soil samples on the main target defined a 2.6 km long x 1.3 km wide molybdenum anomaly within a 4.5 km x 3.0 km copper anomaly, with gold-arsenic-lead-zinc anomalous throughout.  Second and third geochemical anomalies lie along trend to the southeast.

Magnetic and IP Resistivity Geophysics -  ground magnetic survey shows a main northwest magnetic trend with secondary east-west and north-south trends.  The main target sits within a magnetic low and the second target lies on a magnetic high, suggesting at least two phases of intrusions and/or alteration.  Second and third magnetic anomalies lie along trend to the southeast.  Five IP-resistivity lines conducted in two phases show classic chargeability highs flanking or coincident with resistivity lows, also coincident with the magnetic and geochemical anomalies and high temperature clays and sericite.

2019 Exploration Plans – additional road building and machine trenching, followed by 3,000 m of diamond drilling in H2, 2019.

Review of Growth Strategy

Starting in 2004, when silver prices were rising, Endeavour focused on buying old high grade, underground mines in historic silver-gold districts in Mexico and discovering virgin orebodies hiding below surface that could be fast tracked to production in order to refurbish, modernize and expand each operation. Each mine was permitted and operating but had high operating costs and little or no reserves, yet each mine had excellent potential because they were significantly under-explored.

Endeavour provided the capital and expertise needed to commence brownfields exploration, discover new orebodies and fast track their development to production in months instead of the usual years.  The Guanacevi, Bolanitos and El Cubo mines were all either struggling or dormant when acquired and each mine became a successful core asset resulting from this business model.  As a result, Endeavour became one of the fastest growing silver mining companies in the precious metal bull market of 2004-2012.

The Company recognized that historic mining districts in Mexico were significantly under explored in modern times because Mexico restricted foreign investment in the mining sector to 49% ownership in 1961 and did not revert to 100% ownership until NAFTA was formed in 1993. At each mine, management saw strong geological evidence on surface of potential for high grade, bonanza orebodies below surface because low sulfidation, epithermal mineralization occurs within well-defined sub-horizontal bands typically 300-600 m in vertical dimension and the rocks above the “ore band” usually exhibit specific alteration types and textures with anomalous metal values.  Endeavour subsequently found multiple new orebodies at Guanacevi, Bolanitos and El Cubo and “picked the low hanging fruit”.

Endeavour continues to discover mineralization near old mines (most recently San Miguel at Bolanitos) but this has become more challenging over time.  Therefore, in recent years, mine-site exploration shifted focus from discovering virgin buried orebodies to extending known orebodies on existing properties.  In order to improve its discovery potential, Endeavour returned its focus to consolidating its land position in each district as well as acquiring new projects with greenfields discovery potential.

Starting in 2012, when silver prices were falling, management turned its attention to acquiring a portfolio of three exploration and development projects, also in historic mining districts in Mexico, at bear market prices.  Unlike the first three mines, these projects have less infrastructure, so the focus shifted to making new greenfields discoveries and developing new mines.

The new El Compas mine is currently being commissioned this quarter to become Endeavour’s 4th mine, small but high grade and expandable if resources continue to grow.  The Terronera project is awaiting final environmental permits, debt financing and a board decision so that Endeavour can start building its 5th mine this year, with potential to become the Company’s largest, lowest cost and longest life mine.  The Parral project is still an advanced exploration project but resources are growing rapidly, it has great local infrastructure and management sees clear potential for Parral to become mine #6.

In 2012, Endeavour opened an exploration office in Chile to acquire and explore district scale, early stage exploration projects in Chile that have potential for high impact, world class discoveries.  Chile is home to some of the largest porphyry copper and epithermal gold deposits in the world and northern Chile covers similar geology to the Bolivian silver-lead-zinc-tin belt which hosts giant epithermal silver deposits.  Management is of the view that in order to diversify, sustain and expand its business, the Company should have exposure to potential large discoveries, and this strategy takes advantage of the Company’s exploration expertise which is one of Endeavour’s core strengths.

The Company is focused on brownfields exploration to expand resources and reserves and extend mine lives, completing advanced exploration, engineering and economic studies and environmental permitting on its development projects in order to make development decisions and build new mines to drive organic growth.  As a result, Endeavour has one of the best organic growth profiles in the silver mining sector.

2019 Mexico Exploration Plans

Guanacevi

The 2019 exploration budget is $1.2 million for 6,000 m of underground crosscuts and core drilling to extend the Porvenir Norte and Santa Cruz orebodies and infill and extend the Milache orebody.

Bolanitos

The 2019 exploration budget is $0.8 million for 5,000 m of surface core drilling to extend the Plateros orebody and outline new resources in the San Miguel vein.

El Cubo

The 2019 exploration budget is $0.3 million for 2,000 m of underground core drilling to extend the Villalpando-Asuncion vein.

El Compas

The 2019 exploration budget is $0.8 million for 5,500 m of surface core drilling to extend the El Compas, Calicanto and Santa Fe veins and infill drill the El Orito orebody.

Terronera

The 2019 exploration budget is $0.8 million for prospecting, mapping and sampling the Unica area to the north and El Alto area to the south, where multiple new veins have already been identified, to delineate new targets for future drilling.  Endeavor recently staked an additional five mineral concessions covering 2,200 hectares along the southern property boundary to cover possible extensions of the Real Alto vein system.

Parral

The 2019 exploration budget is $2.3 million for 6,000 m of surface core drilling and an underground crosscut to confirm old resources and outline new resources in the Veta Colorada vein, as well as a preliminary economic assessment and initial mine permitting.  We will evaluate the potential for near term, small scale production as there are several toll mills operating in the district, as well as the potential to build a larger, core asset at Parral.

Chile

The 2019 exploration budget is $2.5 million for 5,500 m of surface core drilling at Paloma and Cerro Marquez plus more surface exploration work at Aida.  An additional 2,500 m of drilling for Aida is possible, subject to the unallocated exploration budget.

Growth Webinar
Today, Endeavour’s CEO, Bradford Cooke and Vice President of Exploration, Luis Castro will host a live, two-hour, webcast on Endeavour’s Growth Outlook, with presentations on each of the Company’s exploration and development projects followed by Question and Answer periods starting at 10am PT (1:00pm ET). This webinar will provide detailed disclosure on the Company’s exploration strategies and plans for 2019, including the new portfolio of exploration projects in Chile.

Participants can join the live webcast at  http://www.edrsilver.com/2019explorationstrategywebcast.  The PowerPoint presentation will also be available on the homepage of the Company’s website and under the Investor Relations, Events section. Participants can also listen to the audio by dialing the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

The webcast will be archived and made available for replay the Company's website at www.edrsilver.com under the Investor Relations, Events section.

Release of 2018 Financial Results and Conference Call
The 2018 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, February 25, 2019 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2873#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico and Chile; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.